PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 12, 2014

VIA EDGAR

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:          Xunlei Limited (CIK No. 0001510593)
                Response to the Staff’s Comment Letter Dated June 6, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 6, 2014. Concurrently with the submission of this letter, the Company is filing amended Registration Statement on Form F-1 (the “Amended Registration Statement”), and certain exhibits via EDGAR.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering immediately and plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about June 24, 2014. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Registration Statement, marked to show changes to the registration statement publicly filed with the Commission on May 23, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

The Company has also updated a few data from third-party sources in the Amended Registration Statement and provided in Annex I copies of the relevant pages from the third-party sources cited for the updated data in the Amended Registration Statement. The specific passages are also marked for the Staff’s easy reference.

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Prospectus summary

Business, page 1

1.                                      We note that you have updated some of the data in the prospectus attributed to third party sources. Please provide us with marked copies of any materials that support the updated data, clearly cross-referencing each statement with the underlying factual support.

In response to the Staff’s response, the Company encloses, as Annex I hereto, an updated summary table setting forth industry and market data from third party sources cited in the Amended Registration Statement, with cross-references to the appropriate locations in the Amended Registration Statement (all updates since the Company’s response letter submitted to the Staff on February 18, 2014 are shown in tracked changes in this table), together with the relevant supporting materials, including translations of key excerpts, of those updated data.

Management’s discussion and analysis of financial condition and results of operations

Description of certain statement of operations items

Subscriptions, page 92

2.                                      You disclose in a risk factor on page 48 that in connection with Chinese government’s initiative to crack down on the dissemination of prohibited content on the internet in China, you conducted an internal compliance investigation to remove such content from your platform. Please disclose if you believe the removal of prohibited content from your platform will have a material impact on your cloud acceleration subscription services in future periods and, if so, quantify the impact on your revenues to the extent possible.

The Company respectfully advises the Staff that although the internal compliance investigation did not have a material impact on the Company’s cloud acceleration subscription services, it is be difficult for the Company to asertain whether such conduct will have a material impact on the Company’s services in future periods. In response to the Staff’s comment, the Company has inserted the referenced disclosure on page 48 of the Amended Registration Statement.

Exhibit 99.2

3.                                      We note that in Section 5(1) of the legal opinion of the Zhong Lun Law Firm, counsel states that it has advised the company of certain legal conclusions regarding the ownership structures and contractual arrangements of the company’s subsidiaries and VIE. In the prospectus on page 83, however, the company indicates that the conclusions are the opinion of counsel. Please tell us why different language is used in the prospectus and in the opinion and whether there is a material difference between advising the company and providing a legal opinion.

The Company respectfully advises the Staff that there is no material difference between advising the Company and providing a legal opinion. In response to the Staff’s comments, the Company has filed the revised legal opinion as exhibit 99.2 to the Amended Registration Statement, which contains the language consistent with the disclosure in the forepart Amended Registration Statement.

*            *            *

If you have any questions regarding this letter or the Amended Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:           Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tom Wu, Chief Financial Officer, Xunlei Limited

Kitty Cheung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex I

Xunlei Limited